

Mail Stop 3561

February 23, 2018

Andrew C. Plummer
Chief Financial Officer
AMCON Distributing Company
7405 Irvington Road
Omaha, NE 68122

> **Re: AMCON Distributing Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed November 8, 2017**
> **File No. 1-15589**

Dear Mr. Plummer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Matters – Critical Accounting Estimates

Depreciation, Amortization and Impairment of Long-Lived Assets, Including Goodwill, page 26

1. We note your Retail Segment reported an operating loss in the year ended September 30, 2017. Please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

- the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

- the amount of goodwill allocated to the reporting unit;

- a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

- a discussion of the degree of uncertainty associated with the assumptions; and

- a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Item 8. Financial Statements and Supplementary Data

1. Summary of Significant Accounting Policies:

(f) Inventories:, page 38

2. Reference is made to "Recoveries for losses on inventory obsolescence" disclosed on the Statements of Cash Flows. Please tell us how your recoveries are consistent with the guidance in ASC 330-10-35-14 which states when goods have been written down below cost at the close of a fiscal year such reduced amount is viewed as creating a new cost basis for the item. Please also tell us your consideration of expanding your policy disclosure to clarify the basis for your recognition of such recoveries.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products